Filed by: Gaz de France

pursuant to Rule 165 and Rule 425(a)

under the Securities Act of 1933, as amended

Subject Company: SUEZ

Exchange Act File Number: 001-15232

Date: April 25, 2008

On April 25, 2008, Gaz de France made the following press release available on its website.

Important Information

This communication does not constitute an offer to purchase, sell, or exchange or the solicitation of an offer to sell, purchase, or exchange any securities of Suez, Suez Environment (or any company holding the Suez Environment Shares) or Gaz de France, nor shall there be any offer, solicitation, purchase, sale or exchange of securities in any jurisdiction (including the United States, Germany, Italy and Japan) in which such offer, solicitation, purchase, sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, Gaz de France and Suez disclaim any responsibility or liability for the violation of such restrictions by any person.

The Gaz de France ordinary shares which would be issued in connection with the proposed business combination to holders of Suez ordinary shares (including Suez ordinary shares represented by Suez American Depositary Shares) may not be offered or sold in the United States except pursuant to an effective registration statement under the United States Securities Act of 1933, as amended, or pursuant to a valid exemption from registration.

In connection with the proposed transactions, the required information document will be filed with the Autorité des marchés financiers (“AMF”) and, to the extent Gaz de France is required or otherwise decides to register the Gaz de France ordinary shares to be issued in connection with the business combination in the United States, Gaz de France may file with the United States Securities and Exchange Commission (“SEC”), a registration statement on Form F-4, which will include a prospectus. Investors are strongly advised to read the information document filed with the AMF, the registration statement and the prospectus, if and when available, and any other relevant documents filed with the SEC and/or the AMF, as well as any amendments and supplements to those documents, because they will contain important information. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from Gaz de France or its duly designated agent. Investors and holders of Suez securities may obtain free copies of documents filed with the AMF at the AMF’s website at www.amf-france.org or directly from Gaz de France on its web site at www.gazdefrance.com or directly from Suez on its website at www.suez.com, as the case may be.

Forward-Looking Statements

This communication contains forward-looking information and statements about Gaz de France, Suez, Suez Environment and their combined businesses after completion of the proposed transactions. Forward-looking statements are statements that are not historical facts. These statements include financial projections, synergies, cost-savings and estimates and their underlying assumptions, statements regarding plans, objectives, savings, expectations and benefits from the transaction and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expect,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of Gaz de France and Suez believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Gaz de France and Suez ordinary shares are cautioned that forward-looking information and statements are not guarantees of future performances and are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Gaz de France and Suez, that could cause actual results, developments, synergies, savings and benefits from the proposed transactions to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public filings with the Autorité des marchés financiers (“AMF”) made by Gaz de France and Suez, including those listed under “Facteurs de Risques” in the Document de Référence filed by Gaz de France with the AMF on April 27, 2007 (under no: R.07-046) and any update thereto and in the Document de Référence filed by Suez on March 18, 2008 and any update thereto, as well as documents filed by Suez with the SEC, including those listed under “Risk Factors” in the Annual Report on Form 20-F for 2006 that Suez filed with the SEC on June 29, 2007. Except as required by applicable law, neither Gaz de France nor Suez undertakes any obligation to update any forward-looking information or statements.

* * * *

First quarter 2008: sales figures increased by 15%

Unaudited IFRS data

Paris, 25 April 2008 – During the first quarter of 2008, Gaz de France Group achieved sales of €10,376 million, an increase of 15 % compared to the first quarter of 2007.

The climate context was markedly less unfavourable than during the 1st quarter 2007. Under average climate conditions, the sales rose by 10%. Similarly, market conditions have been buoyant. The regulated tariffs for public distribution of natural gas in France increased by on average €0,173 c/kWh as of 1st January 2008.

Internationally, Group sales reached €3,966 million, up by 19% compared to the first quarter 2007. This represents 38% of Gaz de France’s sales against 37% for the same period in 2007.

In the first quarter, Gaz de France continued its development with most notably the acquisition of the Europe’s largest combined-cycle gas turbine plant in Teesside, Great Britain, which it carried out jointly with Suez.

Gaz de France confirms its financial objective1 for 2008, namely an EBITDA of €6.1 billion, in line with the objective set for the period 2005-2008 of an average annual increase of 10%. This objective assumes that the sales tariffs for natural gas in France fully reflect the corresponding supply costs. It is also on the understanding of an average climate for 2008 and excludes any significant change in oil products prices.

Quarterly sales per segment

Million euros	Q1 2008	Q1 2007 restated[2]	Change %
Energy supply & Services
Exploration - Production	622	407	+53%
Energy Purchase & Sales	7,972	6,949	+15%
Services	530	530	+0%

Infrastructures
Transmission & Storage	632	576	+9.7%
Distribution France	1,047	1,006	+4.1%
Transmission Distribution International	1,799	1,657	+8.6%

Others & unallocated	-2,226	-2,072

GROUP TOTAL	10,376	9,053	+15%
Under average climate conditions			+10%

[1]

This objective shall not be assimilated as a prevision due to the pending merger project with Suez which should be completed at the end of 1st half 2008. Group’s scope will indeed be considerably modified in comparison with the prevailing one at the time of the objectives’ definition for 2005-2008.

[2]	Reclassifications between segments due to the implementation of the new organisation, see Appendix 1

Analysis of the sales figures at end March 2008

Energy supply & Services

•	Exploration-Production: substantial increase in sales owing to increased production and a favourable pricing environment

Sales for the Exploration-Production segment rose to €622 million against €407 million for the same period in 2007, an increase of 53% (45% on a like-for-like basis3).

This development arises from increased production of hydrocarbons begun at the end of 2007 with the commissioning of new fields in Norway (mainly Snovhit), in the United Kingdom and the Netherlands.

Accordingly, the total production of hydrocarbons is up by 26% (24% on a like-for-like basis) to 13.2 Mboe over the first quarter 2008 against 10.5 Mboe (including Efog2) over the same period in 2007.

This change also benefits from a favourable pricing environment in business activity:

•	the average price of Brent in €/bl is up by 46% compared to the first quarter of 2007;

•	the average price of natural gas in €/MWh on the NBP (United Kingdom) has doubled over the same period.

In terms of exploration, 5 new wells have been drilled during the first quarter of 2008, 3 of which have been successful.

As announced, Group consolidated production for 2008 should be close to 50 Mboe.

•	Energy Purchase & Sales: an increase of 15% in sales to €7,972 million

The business activity of the Energy Purchase & Sales segment was in line, over the first quarter 2008, with an environment characterised by:

•	less unfavourable climate conditions than in the first quarter of 2007 (-6.6 TWh in the 1st quarter 2008 against -14 TWh in the 1st quarter 2007);

•	the €0,173 c/kWh average increase in the regulated sales tariffs to natural gas as off 1st January 2008;

•	market conditions enabling profit to be drawn from the supply portfolio.

Sales for the Energy Purchase & Sales segment are €7,972 million against €6,949 million, up by 15% (10% under average climate conditions).

[3]

Sales for the 1str quarter 2008 integrate production from the Efog (which has been the subject of proportional integration since 1st February 2007), from Enerci (non-consolidated at the time of publication of the sales figures for the1st quarter 2007) and from Alam El Shawish (acquired end of 2007).

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•	Natural gas sales

The sales of gas from the Energy Purchase & Sales segment stand at 224 TWh, an increase of 16 TWh compared to the 1st quarter 2007. They are up by 9 TWh under average climate conditions.

Sales to individual customers in France represented 58 TWh against 52 TWh in the first quarter of 2007. They are stable under average climate conditions and excluding the impact of the leap-year.

Since 1st July 2007, 257,000 customers have subscribed to the gas market offers of the Group with an acceleration during the 1st quarter 2008 when 180,000 new contracts were signed.

Sales to business customers and major accounts in France reached 95 TWh at the end of March 2008, an increase of 2 TWh compared to the 1st quarter 2007. Excluding climate effect, these sales are down by 1 TWh compared to 2007 mainly on business customers.

This decrease is more than compensated for by the pursuit of commercial development outside France. In Europe, sales are up by 4 TWh to 37 TWh4.

Short-term sales and other sales (including LNG) increased by 5 TWh to reach 35 TWh.

•	Electricity sales

Sales of electricity for the segment reached 5.8 TWh over the 1st quarter 2008, up by 1.4 TWh compared to 2007.

Since 1st July 2007, the Group has won over around 150,000 new individual electricity customers with more than 100,000 new contracts signed during the 1st quarter 2008.

The development of the Group during the 1st quarter 2008 in terms of electricity production continued with:

•	the acquisition of the Teesside power station in Great Britain (total installed capacity of 1,875 MW)

•	the acquisition of the wind farm company Nass & Wind Technologie with 34 MW of installed capacity and a portfolio of projects of 1,500 MW.

•	Services: sales up by 6% on a like-for-like basis

Sales in the Services segment rose to €530 million at the end of March 2008, stable compared to the 1st quarter 2007.

On a like-for-like basis, segment sales are up by 6%. This evolution can be explained by the dynamism of the business activity in France, the United Kingdom and the Benelux countries.

At the end of the 1st quarter 2008, Gaz de France entered into exclusive negotiations with the Italian company A2A for the disposal of the Cofathec Coriance group.

[4]	After reclassification in the International Transmission Distribution segment of GDF ESS, sales for Europe in the 1st quarter 2007 reached 33 TWh (35 TWh published).

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Infrastructures

•	Transmission-Storage: 9.7% increase in revenue

The turnover of the Transmission-Storage segment is €632 million for the 1st quarter of 2008 versus €576 million for the same period in 2007, representing an increase of 9.7%. This increase results from the increase in subscriptions, the evolution of storage prices and the success of storage capacity auction sales.

Sales have continued to develop for these activities with the following:

•	the sale of transport capacities for the link between the North and South of France, effective from the beginning of 2009, which will contribute to the reduction in the number of balancing zones;

•	the integrated sale of transport capacities between the Southern GRTgaz zone and the TIGF zone, for the period beginning the 1st April 2009;

•	storage capacity auction for a total of 7 TWh versus 5.7 TWh in 2007 (including capacities which can be returned);

•	update on the third party storage access offer with a price increase of 2.8% as of 1st April 2008.

Finally, following an accident in February 2008 at the worksite of the Fos Cavaou terminal, the operational start-up of the new terminal is expected in the first half of 2009.

•	Distribution: an activity level which is affected by the return to better climatic conditions

The turnover of the Distribution France segment amounts to €1,047 million for the first quarter of 2008 versus €1,006 million for the same period in 2007. This 4.1% increase is essentially a result of the return to better climatic conditions.

There is a growth in the volume of gas shipping of 8.7 TWh, 7.5 TWh of which is due to the climate, the rest is mainly associated with the fact that it is a leap year.

In the first quarter, the French Energy Regulatory Commission (Commission de Régulation de l’Energie, or CRE) proposed a new distribution tariff (ATRD 3). This new tariff should be in force from the 1st July 2008.

CRE proposal includes a tariff increase of +5.6% on the 1st July 2008, as well as a mechanism for taking volume risks and energy prices into account, productivity and service quality incentives. Regulated asset base remuneration rate should decrease from 7.25% to 6.75% (pre-tax real rate). This new tariff will be valid over a 4-year period.

•	Transmission Distribution International: continuing the increase in sales

The turnover of the Transmission Distribution International segment is at €1,799 million for the first quarter of 2008, which is an increase of 8.6% in relation to the same period in 2007 (€1,657 million).

This evolution is affected by the depreciation of the pound sterling, as well as changes in accounting methods: global integration of commercialisation activities in Italy since the 1st October 2007 (equity method for the 1st quarter 2007) and in the opposite, equity method for Gasag as of 1 st quarter 2008 and for SPE, since end 2007 (proportional integration in the past).

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Outside of these two effects, there is a 7.8% increase in turnover due to the following:

•	the increase in the price of gas on the British market;

•	price increases over the period, notably in Romania and Hungary;

•	a colder climate than in the first quarter of 2007 (-2 TWh in the 1st quarter 2008 versus –4 TWh in the 1st quarter 2007).

Financial Calendar

Shareholders meeting: 19th May 2008

Dividend payout: 27th May 2008

Group profile:

The Gaz de France group is a major Energy player in Europe. European leader in the distribution of natural gas, Gaz de France employs almost 50,000 collaborators and in 2007, reached a turnover of 27 billion Euros. The Group has a portfolio of around 14 million clients, approximately 11 million of which are in France. Listed on the Paris Stock Exchange, Gaz de France is part of the CAC 40 and the Dow Jones Stoxx 600 indices.

Press contact:	Investor relations contact:

Jérôme Chambin - Tel: (+33) 1 47 54 24 35	Brigitte Roeser Herlin – Tel: (+33) 1 47 54 77 25
E-mail: jerome.chambin@gazdefrance.com	E-mail: GDF-IR-TEAM@gazdefrance.com

The objectives given above are based upon data, hypotheses and estimates which are deemed reasonable by Gaz de France. This data, hypotheses and estimates may evolve or be modified because of uncertainties due primarily to the economic, financial, competitive, regulatory and climatic environment. Furthermore, the occurrence of certain risks described in chapter 4 of the reference document filed by the French Financial Markets Authority under the number R.07-046, dated first April 2007 (hereinafter referred to as the “Reference Document”) could have an impact on the Group’s activities and its capacity to achieve its objectives. Moreover, the attainment of objectives depends upon the success of the strategy presented in paragraph 6.1.2 of the Reference Document. Therefore, Gaz de France does not commit to or guarantee the attainment of objectives and does not undertake to publish or issue possible corrections or updates of such elements, with the exception of what is required by relevant law and regulations.

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Appendix 1

As part of the continuation of reclassification in the Group’s new organisation, impacts (non significant) on the turnover in 2007 four quarters are summarised below.

Impacts on the 2007 first quarter

Million Euros	Q1 2007 Published	Effects of already published reclassification	Effects of new reclassification	Q1 2007 Restated	Q1 2008	Change %
Energy supply & Services
Exploration – Production	407	0	—	407	622	+53%
Energy Purchase & Sales	6,928	+29	-8	6,949	7,972	+15%
Services	610	-80	—	530	530	+0%

Infrastructures
Transmission Storage	537	+31	+8	576	632	+9,7%
Distribution France	1,005	+1	—	1,006	1,047	+4,1%
Transmission Distribution International	1,140	+517	—	1,657	1,799	+8,6%

Eliminations & others	-1,574	-498	—	-2,072	-2,226
GROUP TOTAL	9,053			9,053	10,376	+15%

Impacts on other 2007 quarters

Million Euros	Q2 2007	New Reclassi- fication	Q2 2007 Re-processed	Q3 2007	New Reclassi- fication	Q3 2007 Restated	Q4 2007	New Reclassi- fication	Q4 2007 Re-processed
Energy supply & Services
Exploration – Production	377		377	388		388	545		545
Energy Purchase & Sales	3,302	-3	3,299	2,892	-3	2,889	6,890	-9	6,881
Services	378		378	368		368	531		531

Infrastructures
Transmission Storage	610	+3	613	622	+3	625	693	+9	702
Distribution France	536		536	462		462	1,073		1,073
Transmission Distribution International	914		914	901		901	1,730		1,730

Eliminations & others	-1,392		-1,392	-1,281		-1,281	-2,165		-2,165

GROUP TOTAL	4,725		4,725	4,352		4,352	9,297		9,297

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